Filed by Touchstone Strategic Trust pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:
Sentinel Group Funds, Inc. (File No. 002-10685)

Touchstone Funds’ Acquisition of Sentinel Funds

Q&A: Proposed Reorganizations of Sentinel Funds into Touchstone Funds

On April 19, 2017, Touchstone Advisors, Inc. (“Touchstone”) and Sentinel Asset Management, Inc. (“Sentinel”) announced that they had entered into a purchase agreement whereby Touchstone would acquire certain assets relating to Sentinel’s business of providing investment advisory and investment management services to the Sentinel mutual funds. Under the terms of the purchase agreement, nine retail Sentinel mutual funds (the “Sentinel Funds”) will be reorganized into either existing Touchstone funds or into newly created Touchstone funds. The following Q&A is intended to provide additional information regarding the proposed reorganizations of the Sentinel Funds.

Q.	What is being proposed?

A.
Sentinel, the current investor advisor of the Sentinel Funds, informed the Sentinel Funds Board of its intent to exit the mutual fund advisory business. Sentinel engaged an investment bank to help identify parties interested in acquiring Sentinel’s mutual fund advisory business. As a result of that search, Sentinel entered into an agreement to sell its mutual fund advisory business to Touchstone (the “Transaction”), investment advisor to the Touchstone family of mutual funds (the “Touchstone Funds”). In connection with the Transaction, Sentinel recommended and the Sentinel Funds Board approved the integration of each of the Sentinel Target Funds identified below into a Touchstone Fund. At a Special Meeting of Shareholders expected to be held in August 2017, shareholders of each Sentinel Target Fund will be asked to vote on a proposal to reorganize their Sentinel Fund into a Touchstone Fund with a similar investment goal and principal investment policies (each, a “Reorganization” and collectively, the “Reorganizations”).

Q.     Which Sentinel Funds are involved in the Reorganizations?

A.
It is proposed that each Sentinel Target Fund identified below will be reorganized into the corresponding Touchstone Acquiring Fund, subject in each case to the approval of the Sentinel Fund’s shareholders:

Sentinel Target Funds	Touchstone Acquiring Funds
Sentinel Government Securities Fund	Touchstone Active Bond Fund, a series of Touchstone Funds Group Trust*
Sentinel Low Duration Bond Fund	Touchstone Ultra Short Duration Fixed Income Fund, a series of Touchstone Funds Group Trust*
Sentinel Multi-Asset Income Fund	Touchstone Flexible Income Fund, a series of Touchstone Strategic Trust*
Sentinel Sustainable Core Opportunities Fund	Touchstone Sustainability and Impact Equity Fund, a series of Touchstone Strategic Trust*
Sentinel Total Return Bond Fund	Touchstone Active Bond Fund, a series of Touchstone Funds Group Trust*
Sentinel Balanced Fund	Touchstone Balanced Fund, a newly created series of Touchstone Strategic Trust
Sentinel Common Stock Fund	Touchstone Large Cap Focused Fund, a newly created series of Touchstone Strategic Trust
Sentinel International Equity Fund	Touchstone International Equity Fund, a newly created series of Touchstone Strategic Trust
Sentinel Small Company Fund	Touchstone Small Company Fund, a newly created series of Touchstone Strategic Trust
*Existing Touchstone Fund.

Q.	How do the fees and expenses of the Funds compare?

A.
Touchstone has contractually agreed to waive fees and reimburse expenses in order to maintain the total annual operating expense ratio for each class of shares of a Touchstone Acquiring Fund to an amount no greater than the total annual operating expense ratio of the corresponding share class of each Sentinel Target Fund for the Target Funds’ most recent fiscal year (after giving effect to any expense limitation in effect for the Sentinel Target Funds). This contractual expense limitation will remain in place for a period of at least two years from the closing date of the Reorganizations. Absent this expense limitation, the pro forma total annual fund operating expense ratio of certain classes of certain of the Touchstone Acquiring Funds may be higher than the total annual fund operating expense ratio before any waivers and reimbursements of the corresponding class of the corresponding Sentinel Target Fund.

Q.	How do the Funds’ investment goals and principal investment strategies compare?

A.
Although each Sentinel Target Fund and the corresponding Touchstone Acquiring Fund have similar investment goals and principal investment strategies, there are some differences. In addition, the analytical tools, techniques and investment selection process used by the sub-advisors of the Touchstone Acquiring Funds to select investments may be different from those used by Sentinel. Below is a summary of the differences between the investment goals and principal investment strategies of each Sentinel Target Fund and the corresponding Touchstone Acquiring Fund.

	Sentinel Government Securities Fund (Target Fund)	Touchstone Active Bond Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks a high level of current income consistent with the preservation of principal.	The Fund seeks to provide as high a level of current income as is consistent with the preservation of capital. Capital appreciation is a secondary goal.	The Acquiring Fund has a secondary investment goal of capital appreciation.
Principal Investment Strategy:
The Fund normally invests at least 80% of its net assets in U.S. government securities and related derivatives. The Fund invests mainly in U.S. government bonds. These bonds include direct obligations of the U.S. Treasury, obligations guaranteed by the U.S. government, and obligations of U.S. government agencies and instrumentalities.

Under normal circumstances, the Fund invests at least 80% of its assets in bonds. Bonds include mortgage-related securities, asset-backed securities, government securities (both U.S. government securities and foreign sovereign debt), and corporate debt securities.
The Target Fund focuses on investments in U.S. government securities and related derivatives. The Acquiring Fund may invest broadly in bonds, including both government and corporate debt securities.

	Sentinel Low Duration Bond Fund (Target Fund)	Touchstone Ultra Short Duration Fixed Income Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks high current income and limited fluctuations in principal value.	The Fund seeks maximum total return consistent with the preservation of capital.	The Target Fund’s investment goal focuses on current income while the Acquiring Fund’s investment goal focuses on total return.
Principal Investment Strategy:
The Fund normally invests at least 80% of its net assets in fixed income instruments and related derivatives.
Under normal market conditions, the Fund expects to invest at least 50% of its total assets in investment grade debt securities, such as corporate debt securities, mortgage-backed and other asset-backed securities, U.S. government securities and inflation-linked investments.

The Fund invests, under normal market conditions, at least 80% of its assets in fixed-income securities.
The Fund invests in a diversified portfolio of securities of different maturities including U.S. Treasury securities, U.S. government agency securities, securities of U.S. government-sponsored enterprises, corporate bonds (including those of foreign issuers), mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, municipal bonds and cash equivalent securities including repurchase agreements, commercial paper and variable rate demand notes.

The Target Fund may invest in derivatives while the Acquiring Fund does not expect to invest in derivatives. While there are certain differences, each Fund may invest in a broad range of fixed-income securities.

	Sentinel Multi-Asset Income Fund (Target Fund)	Touchstone Flexible Income Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks a high level of current income, with a secondary objective of long-term capital appreciation.	The Fund seeks a high level of income consistent with reasonable risk. The Fund seeks capital appreciation as a secondary goal.	While there are certain differences, each Fund seeks a high level of income and has a secondary goal of capital appreciation.
Principal Investment Strategy:
The Fund normally invests in a broad range of debt instruments and equity securities.
The debt instruments in which the Fund may invest may be of any maturity and may include all varieties of fixed and floating rate instruments, including, without limitation, secured and unsecured bonds and mortgage-backed or other asset-backed securities. The Fund may invest up to 100% of its assets in debt instruments, and has the flexibility to invest exclusively in any one type of debt instrument or in any combination of debt instruments.
The Fund may invest up to 100% of its assets in equity securities, including common stocks, preferred stock, utility stocks, publicly-traded real estate investment trusts (“REITs”) securities and other equity trusts and partnership interests, including master limited partnerships.

Under normal circumstances, the Fund invests at least 80% of its assets in income-producing securities such as debt securities, common stocks, and preferred stocks.
Debt securities in which the Fund may invest may be of any maturity and include, but are not limited to, U.S. government agency securities, variable and floating-rate instruments, and mortgage- and asset-backed securities. Certain of the debt securities and preferred stocks in which the Fund may invest may be convertible into common shares.

While there are certain differences, each Fund may invest in a broad range of debt and equity securities.

	Sentinel Sustainable Core Opportunities Fund (Target Fund)	Touchstone Sustainability and Impact Equity Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks long-term capital appreciation.	The Fund seeks long-term growth of capital.	__
Principal Investment Strategy:	The Fund normally invests at least 65% of its net assets in stocks of well-established U.S. companies. The Fund employs a process of environmental, social and corporate governance (“ESG”) screening.
The Fund invests, under normal circumstances, at least 80% of its assets in equity securities of U.S. and non-U.S. companies that meet certain financial and environmental, social, and governance criteria.
Each Fund emphasizes equity securities and uses environmental, social, and governance criteria in selecting investments.

	Sentinel Total Return Bond Fund (Target Fund)	Touchstone Active Bond Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks maximum investment return through a combination of current income and capital appreciation.	The Fund seeks to provide as high a level of current income as is consistent with the preservation of capital. Capital appreciation is a secondary goal.
The Target Fund seeks maximum investment return through both current income and capital appreciation. The Acquiring Fund has a primary goal of providing a high level of current income consistent with the preservation of capital, with capital appreciation as a secondary goal.

Principal Investment Strategy:
At least 80% of the Fund’s assets will normally be invested in corporate bonds, government debt securities, including mortgage-backed securities, taxable or tax-exempt municipal securities and derivatives related to such securities.

Under normal circumstances, the Fund invests at least 80% of its assets in bonds. Bonds include mortgage-related securities, asset-backed securities, government securities, and corporate debt securities.

Each Fund will normally invest at least 80% of its assets in various corporate and government bonds. In addition, the Target Fund has a stated investment strategy that includes derivatives related to such securities.

	Sentinel Balanced Fund (Target Fund)	Touchstone Balanced Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks capital appreciation and current income.	The Fund seeks capital appreciation and current income.	—
Principal Investment Strategy:
The Fund normally invests primarily in common stocks and bonds with at least 25% of its assets in bonds and at least 25% of its assets in common stock. When determining this percentage, convertible bonds and/or preferred stocks are considered common stocks, unless these securities are held primarily for income.

The Fund seeks to achieve its investment goal by investing primarily in a diversified portfolio of fixed-income and equity securities. Under normal circumstances, the Fund generally expects to allocate 40% of its assets to fixed-income securities and 60% of its assets to equity securities.

Each Fund invests primarily in fixed-income and equity securities. The Target Fund invests at least 25% of its assets in bonds and at least 25% of its assets in common stock. The Acquiring Fund expects to allocate 40% of its assets to fixed-income securities and 60% of its assets to equity securities.

	Sentinel Common Stock Fund (Target Fund)	Touchstone Large Cap Focused Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks a combination of capital appreciation and income.	The Fund seeks capital appreciation.	While each Fund’s investment goal includes capital appreciation, the Target Fund’s investment goal also includes income.
Principal Investment Strategy:	The Fund normally invests at least 80% of its net assets in common stocks.	The Fund invests, under normal market conditions, at least 80% of its net assets in equity securities.	__

	Sentinel International Equity Fund (Target Fund)	Touchstone International Equity Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks growth of capital.	The Fund seeks growth of capital.	—
Principal Investment Strategy:	The Fund normally invests at least 80% of its net assets in equity securities. The Fund will normally be invested in ten or more foreign countries and may invest up to 40% of its assets in any one country.	The Fund normally invests at least 80% of its assets in equity securities. The Fund will normally be invested in ten or more foreign countries and may invest up to 40% of its assets in any one country.	—

	Sentinel Small Company Fund (Target Fund)	Touchstone Small Company Fund (Acquiring Fund)	Differences
Investment Goal(s):	The Fund seeks growth of capital.	The Fund seeks growth of capital.	—
Principal Investment Strategy:	The Fund normally invests at least 80% of its net assets in small-capitalization companies. For this purpose, small capitalization companies are companies that have, at the time of purchase, market capitalizations of less than $4 billion at the time of purchase. At times the Fund may have less than 80% of its investments in companies with a market cap of less than $4 billion due to market appreciation.	The Fund normally invests at least 80% of its net assets in small-capitalization companies. For this purpose, small capitalization companies are companies that have, at the time of purchase, market capitalizations of less than $4 billion at the time of purchase. At times the Fund may have less than 80% of its investments in companies with a market cap of less than $4 billion due to market appreciation.	—

Q.	Who will manage the Touchstone Acquiring Funds after the Reorganizations?

A.
Touchstone currently serves as the investment advisor to the existing Touchstone Funds and will serve as the investment advisor to each newly created Touchstone Acquiring Fund. Touchstone employs or will employ a sub-advisor to provide portfolio management services to each Touchstone Acquiring Fund. The sub-advisors are overseen by Touchstone and by the Board of Trustees of Touchstone Strategic Trust and Touchstone Funds Group Trust, as applicable. The Sentinel Target Funds are currently managed by Sentinel and do not employ sub-advisors.

With respect to the Touchstone Acquiring Funds into which the Sentinel International Equity Fund and Sentinel Small Company Fund will be reorganized, Fort Washington Investment Advisors, Inc. ("Fort Washington") has been appointed as sub-advisor, and the current portfolio management teams at Sentinel are expected to remain in place after the Reorganizations as employees of Fort Washington. For the Reorganizations of all other Sentinel Target Funds, the portfolio management team of the Touchstone Acquiring Fund will differ from the current portfolio management team of the applicable Sentinel Target Fund.

Q.     How do the performance records of the Sentinel Target Funds and the Touchstone Acquiring Funds compare?

A.
The Touchstone Balanced Fund, Touchstone International Equity Fund, Touchstone Large Cap Focused Fund, and Touchstone Small Company Fund are newly formed funds (the “adopted funds”) and have no performance history. Those Touchstone Acquiring Funds will adopt the performance history of the corresponding Sentinel Target Fund noted above. Fort Washington has been appointed as sub-advisor to each of these adopted funds, and with respect to the Touchstone International Equity Fund and the Touchstone Small Company Fund, the current portfolio management teams at Sentinel are expected to remain in place after the Reorganizations as employees of Fort Washington.

Prior Performance For Similar Accounts Managed by Fort Washington for the Touchstone Large Cap Focused Fund. The following table sets forth composite performance data relating to the historical performance of all accounts managed by Fort Washington for the periods indicated with investment objectives, policies, strategies, and risks substantially similar to those of the Touchstone Large Cap Focused Fund. The data is provided to illustrate the past performance of the sub-advisor in managing substantially similar accounts and does not represent the performance of the Touchstone Funds.
Performance Comparison
Fort Washington Large Cap Focused Equity Composite
Average Annual Total Returns
For the period ended December 31, 2016

	1 Year	3 Years	Since Composite Inception (10/1/2013)
Fort Washington Large Cap Focused Equity Strategy	13.71%	8.90%	12.34%
Standard & Poor’s 500 Index (reflects no deductions for fees, expenses or taxes)	11.96%	8.87%	11.53%

The Large Cap Focused Equity Composite (the "Composite"), which is managed by Fort Washington, represents the investment performance track record of Fort Washington’s large cap focused equity strategy, which is the strategy that will be used to manage the Touchstone Large Cap Focused Fund.  The accounts comprising the Composite are not subject to the same types of expenses to which the Touchstone Large Cap Focused Fund is subject, certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986, as amended. Thus, the performance results for the Large Cap Focused Equity Composite could have been adversely affected if the account had been regulated as an investment company under federal securities and tax laws.

The Composite returns are net of actual fees and expenses and reflect the reinvestment of all income. Actual fees are not reflective of the expenses of the Touchstone Funds and may vary depending on, among other things, the applicable fee schedule and portfolio size.  All returns are expressed in U.S. dollars. Past performance of the Composite is not indicative of future results. As with any investment there is always the potential for gains as well as the possibility of losses.

The remainder of the Sentinel Target Funds (the “merged funds”) will be reorganized into the corresponding existing Touchstone Acquired Fund noted above and will adopt the performance history of the corresponding existing Touchstone Fund. Past performance of the Sentinel Target Funds and the Touchstone Acquiring Funds, before and after taxes, does not necessarily represent how the Funds will perform in the future.
Updated performance information for the Sentinel Target Funds is available on the Sentinel Target Funds’ website at www.SentinelInvestments.com or by calling 800.282.3863. Updated performance information for the Touchstone Active Bond Fund, the Touchstone Flexible Income Fund, the Touchstone Sustainability and Impact Equity Fund, and the Touchstone Ultra Short Duration Fixed Income Fund is available on the Acquiring Fund’s website at www.TouchstoneInvestments.com or by calling 800.638.8194.

Q.	Will there be federal income taxes as a result of my Target Fund’s Reorganization?

A.
Each Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes. Accordingly, shareholders are not expected to recognize any gain or loss for federal income tax purposes as a direct result of the exchange of Sentinel Target Fund shares for shares of the corresponding Touchstone Acquiring Fund in a Sentinel Target Fund’s Reorganization. However, shareholders may receive a higher level of taxable distributions as a result of the Reorganization. Prior to the closing of each Reorganization, the Sentinel Target Fund may distribute all of its net investment income and net capital gains, if any. All or a portion of such distribution may be taxable to shareholders of such Sentinel Target Fund and will generally be taxed as ordinary income or capital gains for federal income tax purposes, unless a shareholder is investing through a tax-advantaged account such as an individual retirement account or 401(k) plan (in which case such shareholder may be taxed upon withdrawal of its investment from such account). The tax character of such distributions will be the same regardless of whether they are paid in cash or reinvested in additional shares.

In addition, a significant portion of the portfolio securities of each Sentinel Target Fund, other than Sentinel International Equity Fund and Sentinel Small Company Fund, are expected to be sold following the Reorganization. To the extent that portfolio investments received by a Touchstone Acquiring Fund from a Sentinel Target Fund in a Reorganization are sold after the Reorganization, the Touchstone Acquiring Fund may recognize gains or losses, which may result in taxable distributions to shareholders holding shares of the Touchstone Acquiring Fund (including former Sentinel Target Fund shareholders who hold shares of the Touchstone Acquiring Fund following the Reorganization). The sub-advisors may take steps to limit the amount of capital gains recognized during a single fiscal year including by executing the portfolio repositionings over a period of time.

Q.	Will there be any sales load, commission or other similar fees in connection with the Reorganization?

A.
No, Sentinel Fund shareholders will not pay any sales load, commission or other similar fee in connection with the receipt of Touchstone Acquiring Fund shares in the Reorganization, and otherwise applicable investment minimums will not apply with regard to the acquisition of Touchstone Acquiring Fund shares in a Reorganization.

Q.	What if a shareholder redeems Sentinel Target Fund shares before the Reorganization takes place?

A.
If a Sentinel Fund shareholder redeems Sentinel Target Fund shares before the Reorganization takes place, then the redemption will be treated as a normal sale of shares and, generally, will be a taxable transaction and may be subject to any applicable redemption fee of the Sentinel Target Fund.

Q.	Who will pay the costs of the Reorganizations?

A.
Touchstone and Sentinel or their respective affiliates will pay the costs of the Reorganizations (other than portfolio repositioning costs), including the costs relating to the Special Meeting of Shareholders and the Joint Proxy Statement/Prospectus. The costs of the Reorganizations (other than portfolio repositioning costs) will not be borne by the Funds or the shareholders.

Q.	When will the Reorganizations occur?

A.
Sentinel Fund shareholders will be asked to vote on the Reorganizations at the Special Meeting of Shareholders expected to be held in the third quarter of 2017. The Reorganizations are expected to be completed in the fourth quarter of 2017.

Q.     Where can I find more information with respect to the Reorganizations?

A.
Additional information regarding the Reorganizations will be contained in solicitation materials (including a Joint Proxy Statement/Prospectus) that will be mailed to Sentinel Fund shareholders during summer 2017.

IMPORTANT INFORMATION

In connection with the proposed Reorganizations discussed herein, each Touchstone Acquiring Fund expects to file with the SEC solicitation materials in the form of a Joint Proxy Statement/Prospectus that will be included in a registration statement on Form N-14. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the proposed Reorganizations. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov and on Touchstone’s web site at TouchstoneInvestments.com.

This communication is not a solicitation of a proxy from any shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. However, the Touchstone Funds, the Sentinel Funds, Touchstone, Sentinel and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposed Reorganizations discussed herein. Information about the directors/trustees and officers of the Touchstone Funds and Sentinel Funds may be found in their respective Annual Reports previously filed with the SEC.

Shares of the Touchstone Funds are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of mutual funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to, the ability to satisfy closing conditions to the purchase agreement between Touchstone and Sentinel; the ability to satisfy closing conditions to the agreement and plan of reorganization governing each proposed

Reorganization, including that Sentinel Target Fund shareholders vote to approve the Reorganization, the ability to satisfy closing conditions; market developments; legal and regulatory developments; and other additional risks and uncertainties. Touchstone, Sentinel, the Touchstone Funds, the Sentinel Funds and their respective affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

TSF-54-TST-PS-1705